Exhibit 5.1

767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

October 18, 2013

Leucadia National Corporation

520 Madison Avenue

New York, New York 10022

Ladies and Gentlemen:

We have acted as counsel to Leucadia National Corporation, a New York corporation (the “Company”), in connection with the offer and sale by the Company of $750,000,000 aggregate principal amount of its 5.50% Senior Notes due 2023 (the “Notes”), pursuant to the underwriting agreement, dated as of October 15, 2013, between the Company and Jefferies LLC (the “Agreement”), as representative to the several underwriters named in Schedule A to the Agreement.

In so acting, we have examined originals or copies (certified or otherwise identified to our satisfaction) of (i) the Registration Statement on Form S-3 (File No. 333-191533) filed by the Company on October 2, 2013 (the “Registration Statement”); (ii) the prospectus, dated October 2, 2013, which forms a part of the Registration Statement (the “Base Prospectus”); (iii) the Prospectus Supplement, dated October 15, 2013 (the “Prospectus Supplement” and together with the Base Prospectus, the “Prospectus”), relating to the offering of the Notes; (iv) the indenture, dated as of October 18, 2013, between the Company and The Bank of New York Mellon, as Trustee (the “Base Indenture”), as supplemented by Supplemental Indenture No. 1 dated as of October 18, 2013, between the Company and the Trustee (as supplemented, the “Indenture”); (v) the global certificates representing the Notes; (vi) the Agreement and (vii) such corporate records, agreements, documents and other instruments, and such certificates or comparable documents of public officials and of officers and representatives of the Company, and have made such inquiries of such officers and representatives, as we have deemed relevant and necessary as a basis for the opinions hereinafter set forth.

In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents.  As to all questions of fact material to this opinion that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company.

Based on and subject to the foregoing, we are of the opinion that, upon the due authentication by the Trustee, the Notes will constitute the valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

The opinions expressed herein are limited to the laws of the State of New York, and we express no opinion as to the effect on the matters covered by this letter of the laws of any other jurisdiction.

We hereby consent to the incorporation by reference of this letter as an exhibit to the Registration Statement and to the reference to our firm under the caption “Validity of Securities” in the Prospectus. In giving such consent we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,

/s/ Weil, Gotshal & Manges LLP